EXHIBIT 99.1
                                                                    ------------


ABITIBI-CONSOLIDATED INC.
SECOND QUARTER REPORT TO SHAREHOLDERS
JULY 21, 2004


$79 MILLION LOSS IN SECOND QUARTER OF 2004

Abitibi-Consolidated reported a loss of $79 million, or 18 cents a share, in the second quarter ended June 30, 2004 compared to net earnings of $146 million, or 33 cents a share, in the same quarter of 2003. The weighted average number of shares outstanding has remained constant at 440 million since the beginning of 2003.

Sales were $1,439 million in the second quarter of 2004 compared to $1,386 million in the second quarter of 2003. The Company recorded an operating profit from continuing operations of $51 million during the second quarter of 2004 compared to an operating loss from continuing operations of $47 million for the second quarter of 2003.

The $98 million improvement in operating results from continuing operations in the second quarter of 2004 is mainly due to higher U.S. dollar selling prices in the Company's three business segments partly offset by lower paper sales volume and a stronger Canadian dollar.

In the second quarter of 2004, the Canadian dollar was an average of 3% stronger against the U.S. dollar compared to the second quarter of 2003. The Company estimates that this had an unfavourable impact of approximately $16 million on its operating results compared to the same period last year.

The Company recorded in the quarter an after-tax loss of $68 million on the translation of foreign currencies, derived primarily from its U.S. dollar debt, compared to an after-tax gain of $246 million in the same quarter of 2003. Results in the second quarter of 2004 also included an after-tax gain of $19 million on the sale of the Company's 21% interest in Voyageur Panel.

For the six-month period ended June 30, 2004, the Company recorded a loss of $110 million compared to net earnings of $326 million in the same period last year. On a per share basis, the Company recorded a loss of $0.25 compared to net earnings of $0.74 in 2003.

Sales were $2,794 million in the six-month period ended June 30, 2004 compared to $2,738 million in the same period last year. The operating profit from continuing operations was $34 million compared to an operating loss from continuing operations of $83 million in the first half of 2003.

In the first six months of 2004, the Canadian dollar was an average of 9% stronger against the U.S. dollar compared to the same period of 2003. The Company estimates that


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


the Canadian dollar appreciation had an unfavourable impact on its operating results of approximately $85 million compared to the previous year.

Table 1 shows how certain specific items have affected the Company's results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with the Canadian Generally Accepted Accounting Principles (GAAP).

Table 1: Impact of Specific Items

                                                                             In millions of dollars
                                                                            (except per share amounts)
                                                           -------------------------------------------------------
                                                                Second quarter                 Six-month period
                                                           -----------------------         -----------------------
                                                              2004            2003            2004            2003
                                                           -------         -------         -------         -------
Net earnings (loss) as reported                              ($ 79)          $ 146           ($110)          $ 326
   (In accordance with GAAP)
    $ per share                                              (0.18)           0.33           (0.25)           0.74

Specific items (after taxes):
                                                                68            (246)            103            (485)
  Loss (gain) on translation of foreign currencies
  Gain on sale of the Saint-Felicien pulp mill                                  --             (73)             --
  Gain on sale of Voyageur Panel                               (19)             --             (19)             --
  Closure costs                                                 --              --               4              --
  Alma start-up costs                                            3              --               3              --
  Income tax adjustments                                        --              --              --             (32)
                                                             -----           -----           -----           -----
Loss excluding specific items                                ($ 27)          ($100)          ($ 92)          ($191)
   (Not in accordance with GAAP)
    $ per share                                              (0.06)          (0.22)          (0.21)          (0.43)


As the above table indicates, during the second quarter of 2004, the Company recorded an after-tax loss on the translation of foreign currencies of $68 million mainly from the weaker Canadian currency at the end of the quarter compared to the U.S. dollar, in which most of its long-term debt is denominated. Also in the second quarter of 2004, the Company incurred additional manufacturing costs related to the start-up of the Alma, Quebec paper machine of $3 million after-tax. On the other hand, the Company recorded an after-tax gain of $19 million from the sale of its 21% interest in Voyageur Panel.

During the second quarter of 2003, the Company recorded an after-tax gain on translation of foreign currencies of $246 million.


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


OVERVIEW OF RESULTS

Operating profit (loss) from continuing operations per business segment for the periods ended June 30 was as follows:

Table 2: Operating Profit (Loss) from Continuing Operations

                                                   In millions of dollars
                                             -----------------------------------
                                             Second quarter     Six-month period
                                             --------------     ----------------
                                             2004      2003      2004      2003
                                             ----      ----      ----      ----
Newsprint                                    $ 21      ($13)     $ 21      ($32)
Value-Added Groundwood  Papers                 (1)       (9)      (17)       (6)
Wood Products                                  31       (25)       30       (45)
                                             ----      ----      ----      ----
                                             $ 51      ($47)     $ 34      ($83)

In the second quarter of 2004, value-added groundwood papers segments' operating results were negatively impacted by the Alma paper machine start-up costs of $5 million.

NEWSPRINT

According to the Pulp and Paper Products Council (PPPC), consumption by U.S. dailies was down 1.2%, in April and May of 2004 and 1% for the first five months of the year, compared to the same periods in 2003. Advertising linage was up 1.6% in April and May 2004 compared to the same period of 2003. North American demand for newsprint decreased by 0.2% in April and May of 2004, compared to the same period in 2003. For the five-month period, demand increased by 0.4% compared to the same period last year.

According to the PPPC, at the end of May 2004, total producer and customer newsprint inventories were lower by 16,000 tonnes, or 1%, compared to the end of March 2004 and higher by 65,000 tonnes, or 4.5%, compared to the end of the end of May 2003. U.S. daily newspaper inventories increased from 39 days of supply at the end of May 2003 to 43 days of supply at the end of May 2004. At the end of the second quarter of 2004, the Company's inventories destined to both international markets and North American customers increased approximately 30,000 tonnes compared to the end of 2003.

The Company's newsprint shipments in the second quarter of 2004 were 1,084,000 tonnes compared to 1,179,000 tonnes in the second quarter of 2003. Except for the previously announced indefinitely idled mills and the conversion of the Alma paper machine, the Company did not take any other market-related downtime in the second quarter of 2004.

During the first quarter, the Company announced a US$50 per tonne price increase in the U.S., effective February 1, 2004. On May 24, 2004, Abitibi-Consolidated adjusted its


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price increase to US$35 per tonne, retroactively. In July of 2004, the Company announced a US$50 per tonne price increase in North America effective September 1, 2004.

The Company expects newsprint consumption to turn positive during the second half of 2004, in line with economic growth and solid job creation in the United States. The main risk factor remains help-wanted advertising, which has yet to show sustained, solid growth for newspaper publishers. Management expects demand growth in Europe to rise slightly this year, with main risk factors being growth in the two major consuming countries, the U.K. and Germany. In North America, following the idling of capacity, the supply-demand balance is expected to remain tight in the second half and into 2005.

On a per tonne basis, the Company's cost of goods sold in the second quarter of 2004 was $3 lower than in the same quarter of 2003. This was mainly due to the impact of the focused downtime announced at the end of 2003 and a stronger Canadian dollar reflected in the costs of the Company's U.S. mills partly offset by cost increases in energy and recycled fibre in both North-America and the U.K. as well as higher cost at PanAsia mostly related to recycled fibre.

VALUE-ADDED GROUNDWOOD PAPERS

According to the PPPC, North American demand for uncoated groundwood papers increased 2.2% in April and May of 2004 compared to the same period of 2003. Demand increased 4.2% for the first five months of the year, compared to the same period of 2003. This increase was due to growth in a number of individual grades, notably in directory and super-bright grades.

The Company's shipments of value-added paper grades totalled 447,000 tonnes in the second quarter of 2004, compared to 455,000 tonnes in the second quarter of 2003. Despite the indefinite idling of the Lufkin, Texas mill, the shipments were only 8,000 tonnes lower than the corresponding quarter of 2003. The Company's uncoated freesheet substitute grades, ABIOFFSET(TM) continues to be successful with sales increasing 9.5% in the second quarter of 2004 compared to the second quarter of 2003.

During the second quarter of 2004, the Company announced a price increase of US$40 per short ton effective August 1, 2004 for its EQUAL OFFSET(R) grade. During the quarter, the Company partly implemented price increases on its ABIBRITE(R), ABIOFFSET(TM) and some of its ABICAL(R) grades.

During the second quarter of 2004, the Company restarted the machine at its Alma paper mill following an investment to manufacture ABIOFFSET(TM) grades. The restart of the machine was slightly delayed however ramp-up is proceeding as planned.

The Company expects uncoated groundwood demand to continue to grow in 2004 along with an improved economy. Uncoated groundwood grades are expected to benefit from improvements in advertising spending and from continued grade substitution. Industry


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forecasters are predicting demand growth for 2004 to be approximately three to four percent.

On a per tonne basis, the Company's cost of goods sold in the second quarter of 2004 was $12 lower than in the second quarter of 2003. This was mainly due to the impact of the focused downtime announced at the end of 2003 partly offset by the additional cost related to the Alma paper machine start-up.

WOOD PRODUCTS

U.S. housing starts decreased by 2.6% from an annual rate of 1.85 million units during June of 2003 to 1.802 million units during June of 2004. During the second quarter of 2004, average U.S. dollar lumber prices (f.o.b. Great Lakes) increased by 36% for 2x4 Stud and 61% for 2x4 Random Length compared to the same period last year.

Sales volume in the second quarter of 2004 totalled 558 million boardfeet (MBf), compared to 535 MBf for the same period in 2003. Average selling prices in Canadian dollars for the second quarter of 2004 were 36% higher than in the same quarter in 2003 as a result of higher U.S. dollar lumber prices, partly offset by a stronger Canadian dollar.

With respect to the ongoing softwood lumber dispute, on April 19, 2004, the North American Free Trade Agreement (NAFTA) panel reviewing the U.S. International Trade Commission (USITC) injury determination ruled for the second time that the determination that United States lumber producers were threatened by Canadian imports is not supported by substantial evidence. The NAFTA panel remanded the injury decision to the USITC, giving it 21 days to submit a new determination and updated deposit rates, to the panel. The USITC requested an extension of 73 days, which was refused. On May 28, 2004, the USITC requested the NAFTA panel to reconsider its April 19, 2004 decision holding that the USITC's determination of threat of injury was not supported by evidence. Alternatively, the USITC requested the NAFTA panel to reconsider its order denying the extension requested. On June 2, 2004, the panel denied both requests, and ordered the USITC to issue a new determination. On June 10, the USITC issued a new determination, continuing to find a threat of injury largely on the basis of the same findings previously rejected by the NAFTA Panel. The USITC also criticized the prior rulings of the NAFTA panel. The NAFTA panel will now review the USITC determination for a third time. It is possible the USITC will find no threat of injury, leading, at the conclusion of the appeal process, to the termination of both antidumping and countervailing duties, and refunds of deposits paid. On June 2, 2004, the U.S. Department of Commerce (USDOC) issued preliminary determinations of the first annual review proceedings for the period from May 22, 2002 to April 30, 2003 resulting in a countrywide countervailing duty rate of 9.24% and a company-specific antidumping duty rate of 2.97%. However, these preliminary rates do not affect the Company's deposit obligations, and are subject to change when the final determinations are issued at the end of November 2004. On June 7, 2004, following the challenge by both Canadian and United States parties concerning the January 12, 2004 revised countervailing duties determination, the NAFTA panel issued a decision ordering the USDOC to make changes


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


in its calculations that could significantly reduce the deposit rate. New USDOC calculations must be submitted to the NAFTA panel on July 30, 2004. The revised rate will not likely go into effect until late in the third quarter of 2004 at the earliest. During the second quarter of 2004, Abitibi-Consolidated expensed $29 million for countervailing and anti-dumping duties based on the effective deposit rates.

On a per thousand board feet basis, the Company's cost of goods sold in the second quarter of 2004 was $11 higher than in the second quarter of 2003. This was mainly due to higher wood cost.

In the second quarter of 2004, the Company entered into a three-way agreement with Cooperative Forestiere Laterriere (CFL) and Les Placements H.N.M.A. Inc., its existing partner in Scierie Saguenay Ltee (SSL) to form a new company named Produits Forestiers Saguenay Inc. (PFS) in which Abitibi-Consolidated owns 77%. PFS is composed of four sawmills and related woodlands operations, of which two were previously wholly-owned by the Company, one was owned by SSL and one was owned by CFL. As part of the transaction, PFS paid approximately $10 million to acquire CFL's assets. As a result of the transaction, the Company increased its lumber volume and fibre self-sufficiency. Production costs for these operations will also be reduced.


OTHER NOTEWORTHY EVENTS

On May 19, 2004, the Company sold its interest in Voyageur Panel for net proceeds of US$41 million, plus as much as US$2 million to be paid in 2005 based on oriented strand board (OSB) prices between closing and year-end. Voyageur Panel was an OSB joint venture between Boise Cascade Corporation (47%), Abitibi-Consolidated (21%), Northwestern Mutual Life Insurance Company (17%), and Allstate Insurance Company (15%). In the second quarter of 2004, an after-tax gain of $19 million was recorded as a result of the transaction.

On June 2, 2004, the Company exercised its option to purchase its partner's 50% interest in Alabama River Newsprint Company and Alabama River Recycling Company (the Alabama joint-ventures) at a pre-determined nominal amount of US$5 million. As part of the transaction, both partners renounced their respective loans resulting in the recognition of an excess of consideration over the book value of the non-controlling interest for $12 million allocated in property, plant and equipment. At the beginning of 2003, the option became exercisable and in accordance with GAAP, the Company began to include the Alabama joint-ventures' complete financial results, assets and liabilities in its consolidated financial statements.

On June 17, 2004, PanAsia Paper Co. Pte Ltd (PanAsia), the Company's 50% owned joint venture acquired from Hebei Longteng Paper Corporation an additional 15% interest in the Hebei joint venture for US$15 million, thereby increasing its participation in the joint venture to an 80% interest. This increase in the partnership's interest for PanAsia does not involve any cash infusion from Abitibi-Consolidated.


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


On July 1, 2004, the Company acquired for US$10.5 million an additional 2.5% interest in Augusta Newsprint Company (ANC), which operates a newsprint mill in Augusta, Georgia, thereby increasing its interest to 52.5%. Starting July 1, 2004, the Company's consolidated financial statements will include the ANC's complete financial results, assets and liabilities in its consolidated financial statements, and will show as non-controlling interests the partner's 47.5% share in the subsidiary.

On July 7, 2004, Abitibi-Consolidated and the Communications, Energy and Paperworkers Union of Canada (CEP) reached a tentative five-year labour agreement that will serve as the pattern for contract talks for 30,000 pulp and paper employees in eastern Canada. This agreement covering approximately 4,800 workers in 12 mills of the Company's newsprint and value-added divisions is retroactive to May 1, 2004. It provides for wage increases totaling 11% over the term and provides for certain improvements in group-benefit plans. The agreement settles benefits on pension plans for the next ten years and will involve an increase of approximately $160 million in the Company's obligation. On July 16, 2004, the agreement was ratified by all CEP union members of the mills involved in the negotiation.


DIVIDENDS

On April 29, 2004, the Company's Board of Directors declared a dividend of $0.025 per share paid on June 2, 2004 to shareholders of record as at May 10, 2004.


FINANCIAL POSITION AND LIQUIDITY

Cash generated from continuing operating activities totalled $26 million for the second quarter ended June 30, 2004, compared to $189 million in the corresponding period of 2003. The reduction in cash flows generated from operating activities is mainly due to an increase in operating working capital requirements mainly due to accounts receivable. This reduction was partly offset by an improvement in operating results from continuing operations.

Capital expenditures were $65 million for the three-month period ended June 30, 2004 compared to $52 million in the corresponding period last year mainly due to spending for the Alma project. The paper machine started-up at the end of May slightly later than scheduled but is ramping up on schedule to ABIOFFSETTM grades. The final cost will be $30 million higher than the original budget but will not impact total capital spending for the year. The modernization of Abitibi-Consolidated's hydroelectric generating facilities at Iroquois Falls, Ontario is progressing both on budget and on schedule for completion in November 2004. The Hebei project in China is progressing both on budget and on schedule. All buildings are under construction and equipment delivery is expected to begin in the third quarter of 2004. Also in the second quarter of 2004, the Company sold its interest in Voyageur Panel for net proceeds of $57 million.


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


Total long-term debt amounted to $5,365 million for a ratio of net debt to total capitalization of 0.64, as at June 30, 2004, compared to $4,958 million or a net debt to total capitalization ratio of 0.618 at December 31, 2003. The increase of $407 million of long-term debt is due to the reduction of $151 million in the use of the securitization programs and the weakening of the Canadian dollar since most of the Company's debt is denominated in U.S. currency. Also as at June 30, 2004 cash and cash equivalent increased by $141 million, compared to December 31, 2003. Going forward, the Company remains committed to applying free cash flows to the reduction of long-term debt.

On June 15, 2004, the Company issued a private placement of US$200 million floating rate notes due 2011 and US$200 million 7.75% notes due 2011. The Notes were issued by Abitibi-Consolidated Company of Canada, and are unconditionally guaranteed by Abitibi-Consolidated Inc. The net proceeds from the offering have been used to reduce outstanding debt under the Company's existing revolving credit facility, to repay the US$118 million floating-rate term loan maturing on June 30, 2004 of Alabama River Newsprint Company, which recently became a wholly-owned subsidiary of the Company, and for general corporate purposes. Also, the Company's lenders have extended the maturity of its revolving credit facility from June 30, 2005 to June 30, 2006. The applicable covenant regarding interest coverage will be 1.50x for the third and fourth quarters of 2005, and 1.75x for the first and second quarters of 2006. Table 3 below shows updated covenants.

Table 3: Covenants

Debt to Equity Ratio:
  Net Funded Debt to Total Capitalization                              70% or lower

Interest Coverage Ratio (on a trailing twelve-month basis):
             1.00x or more                                             For the second quarter of 2004
             1.25x or more                                             For the third quarter of 2004
             1.25x or more                                             For the fourth quarter of 2004
             1.50x or more                                             For the year of 2005
             1.75x or more                                             Until June 30, 2006 (Maturity)

For the twelve-month period ended June 30, 2004, the Company achieved an interest coverage ratio of 1.53x.

The Company has ongoing programs to sell accounts receivable, with minimal recourse, to major financial institutions. Under these programs, the outstanding balance in Canadian dollars, as at June 30, 2004 was $353 million compared to $504 million at December 31, 2003.


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


CHANGES IN ACCOUNTING POLICIES ADOPTED DURING THE FIRST QUARTER OF 2004

Effective January 1, 2004, the Company adopted two new recommendations that have a significant impact on the presentation of its consolidated financial statements. These recommendations were adopted retroactively with restatement.

The new CICA Handbook section 1100, Generally Accepted Accounting Principles, has been issued, effective for fiscal years beginning on or after October 1, 2003. The new section establishes standards for financial reporting in accordance with GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, complementing section 1000, Financial Statement Concepts. The application of the new standard eliminates the notion of "net sales" and requires the presentation of sales separate from distribution costs and CVD/AD expenses, resulting in higher sales amount with no impact on net earnings and on cash flows.

The CICA has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004. The recommendation states that the fair value-based method must be used, with the intrinsic value method being no longer acceptable. The impact on the Company's Sales, General and Administrative expenses is $1 million in the second quarter of 2004 and $1 million in the second quarter of 2003.


DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended June 30, 2004, the Company did not make any significant changes in, nor take any significant corrective actions regarding, its internal controls, or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the second quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.


OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company's quarterly MD&A and related consolidated financial statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses, if any, identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.


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


FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.




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